SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                      (Amendment No. __)*


                    First Franklin Corporation
_________________________________________________________________
                         (Name of Issuer)


                           Common Stock
_________________________________________________________________
                 (Title of Class of Securities)


                            320272107
               __________________________________
                         (CUSIP Number)


                       Margaret W. Walton
                 c/o First Franklin Corporation
                      401 East Court Street
                      Cincinnati, OH  45202
                         (513) 721-0800
_________________________________________________________________
          (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                         March 8, 1995
     _______________________________________________________
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.  ____

Check the following box if a fee is being paid with this statement X . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        Page 1 of 6 Pages

                                                    Page 2 of 6 Pages

SCHEDULE 13D

CUSIP NO.  - 320272107

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON:

          Margaret W. Walton
          ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                 (a) ___
                                                 (b) ___
3.   SEC USE ONLY:


4.   SOURCE OF FUNDS:

          OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):
                                                   ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.  SOLE VOTING POWER:              59,683
8.  SHARED VOTING POWER:             None
9.  SOLE DISPOSITIVE POWER:         52,200
10. SHARED DISPOSITIVE POWER:        None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:

           59,683 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:
                                                  ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
           5.02%

14.  TYPE OF REPORTING PERSON:

           IN

                                                   Page 3 of 6 Pages

ITEM 1.   SECURITY AND ISSUER

The class of equity securities to which this statement relates is the Common Stock, $.01 par value of ("Common Stock"), of First Franklin Corporation ("First Franklin"). First Franklin's main office is located at 401 East Court Street, Cincinnati, Ohio 45202. It owns 100% of the shares of common stock of Franklin Savings & Loan Company, a savings and loan association in Cincinnati ("Franklin Savings").


ITEM 2.   IDENTITY AND BACKGROUND

The name and business address of the person filing this statement is Margaret W. Walton, First Franklin Corporation, 401 East Court Street, Cincinnati, Ohio 45202. Ms. Walton is a Vice President of First Franklin and a Vice President and Secretary of Franklin Savings.

During the last five years, Ms. Walton has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Ms. Walton has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting a mandatory activities subject to, federal or state securities laws or in a finding of any violation of such laws.

Ms. Walton is a citizen of the United States.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The transaction increasing Ms. Walton's beneficial ownership to 5.02% was an allocation of 1,303 shares First Franklin Common Stock to her account in The Franklin Savings & Loan Company Employee Stock Ownership Plan (the "ESOP"), which purchased such shares earlier with funds contributed by Franklin Savings.


ITEM 4.   PURPOSE OF TRANSACTION

Shares beneficially owned by Ms. Walton have been acquired for investment. Ms. Walton may from time to time, depending upon market conditions and other investment considerations, purchase additional shares of First Franklin for investment or dispose of shares of First Franklin. The ESOP may also purchase additional First Franklin shares for allocation to Ms. Walton's account or dispose of a portion of those allocated shares.

                                                    Page 4 of 6 Pages

As Vice President of First Franklin and Franklin Savings, Ms. Walton is involved in material decision making for that entity, which impacts First Franklin. She, at times may participate in consideration of potential actions and transactions that may be advantageous to Franklin Savings and First Franklin, including possible mergers, acquisitions, reorganizations and other material changes in the business, corporate structure, management policies, governing instruments, securities or the regulatory and reporting obligations of Franklin Savings and/or First Franklin.

Except as noted above with respect to Ms. Walton's activities as Vice President of First Franklin and Franklin Savings, Ms. Walton has no plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of First Franklin, or the disposition of securities by First
Franklin;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving First Franklin or any of its subsidiaries;

(c)  a sale or transfer of a material amount of assets of First
Franklin or any of its subsidiaries;

(d) any change in the present Board of Directors or management of First Franklin, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of First Franklin;

(f) any other material change in First Franklin's business or corporate structure;

(g) changes in First Franklin's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of First Franklin by any persons;

(h) a class of securities of First Franklin being delisted from a national securities exchange or to ceasing to be authorized to be quoted in an inter-quotation system of a registered national securities association;

(i) a class of equity securities of First Franklin becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act of 1934; or

(j)  any action similar to any of those enumerated above.

                                                      Page 5 of 6 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Ms. Walton beneficially owns 59,683 or 5.02% of the shares of Common Stock of First Franklin. She has sole voting and investment power over 52,200 shares, of which 12,200 are immediately exercisable options to acquire shares of Common Stock. The remaining 7,483 shares are allocated to Ms. Walton's account in the ESOP, over which she has sole voting power.

In January 1995, First Franklin effected a two-for-one stock split of its Common Stock. On March 8, 1995, 1,303 shares that had been previously purchased by the ESOP were allocated to Ms.
Walton's ESOP account.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Ms. Walton.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Ms. Walton and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Common Stock beneficially owned by Ms. Walton is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares (excluding standard default and similar provisions contained in loan agreements).


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None

                                                      Page 6 of 6 Pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  April 10, 1995

                                   By:   Margaret W. Walton
                                         Margaret W. Walton